Exhibit 99.1

Toro Corp. Reports Net Income of $1.4 Million for the Three Months Ended June 30, 2025 and $3.0 Million for the Six Months Ended June 30, 2025.

Limassol, Cyprus, October 1, 2025 – Toro Corp. (NASDAQ: TORO), (“Toro”, or the “Company a global energy transportation provider, today announced its results for the three months and the six months ended June 30, 2025.

Highlights of the Second Quarter Ended June 30, 2025:

▪	Total vessel revenues from continuing operations: $4.1 million, as compared to $5.4 million for the three months ended June 30, 2024, or a 24.1% decrease;
▪	Net income from continuing operations: $1.4 million, as compared to $1.1 million for the three months ended June 30, 2024, or a 27.3% increase;
▪	Net income: $1.4 million, as compared to $1.1 million for the three months ended June 30, 2024, or a 27.3% increase;
▪	Earnings per common share, basic, from continuing operations: $0.0151 per share, as compared to $0.0017 per share for the three months ended June 30, 2024;
▪	EBITDA(1) from continuing operations: $1.3 million, as compared to $0.2 million for the three months ended June 30, 2024;
▪	Cash of $114.7 million as of June 30, 2025, as compared to $37.2 million as of December 31, 2024;
▪	The spin-off of our Handysize tanker segment to a new Nasdaq-listed company, Robin Energy Ltd. (“Robin”) was completed on April 14, 2025.

Highlights of the Six Months Ended June 30, 2025:

▪	Total vessel revenues from continuing operations: $9.6 million, as compared to $11.8 million for the six months ended June 30, 2024, or a 18.6% decrease;
▪	Net income from continuing operations: $2.9 million, as compared to $3.5 million for the six months ended June 30, 2024, or a 17.1% decrease;
▪	Net income: $3.0 million, as compared to $23.3 million for the six months ended June 30, 2024, or a 87.1% decrease;
▪	Earnings/(Loss) per common share, basic, from continuing operations: $0.0336 per share, as compared to $(0.0121) per share for the six months ended June 30, 2024;
▪	EBITDA(1) from continuing operations: $2.2 million, as compared to $1.8 million for the six months ended June 30, 2024;

▪	On May 5, 2025, the $100.0 million senior term loan facility from Toro to Castor Maritime Inc. (‘’Castor”) was fully repaid ; and
▪
On May 3, 2025, the Company entered into an agreement to purchase a 2021-built MR (MR2 class) tanker vessel from an unaffiliated third party for a purchase price of $36.25 million. The M/T Wonder Altair was delivered to the Company on July 11, 2025. Following the acquisition of the new MR tanker vessel, the former Handysize segment was renamed “MR (Handysize/MR2)” to reflect both the updated fleet composition and strategic continuity of the segment.

(1) EBITDA is not a recognized measure under United States generally accepted accounting principles (“U.S. GAAP”). Please refer to Appendix B for the definition and reconciliation of this measure to Net income, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Management Commentary:

Mr. Petros Panagiotidis, Chief Executive Officer of the Company, commented:

“In the second quarter of 2025, we delivered solid operational performance across our core operations, reflecting both disciplined execution and market resilience.

This was supported by strong liquidity and a debt-free balance sheet, which together provide us with significant financial flexibility.
We remain focused on fleet optimization while enhancing long-term shareholder value.”

Earnings Commentary:

Second quarter ended June 30, 2025, and 2024 Results

Total vessel revenues, net of charterers’ commissions, from continuing operations decreased to $4.1 million in the three months ended June 30, 2025, from $5.4 million in the same period in 2024. This decrease of $1.3 million was mainly associated with the decrease in the Available Days of our fleet to 335 days in the three months ended June 30, 2025 from 429 days in the same period in 2024 due to the spin-off of M/T Wonder Mimosa on April 14, 2025. During the three months ended June 30, 2025, our fleet earned on average a Daily TCE Rate of $11,492, compared to an average Daily TCE Rate of $11,268 earned during the same period in 2024. Daily TCE Rate is not a recognized measure under U.S. GAAP. Please refer to Appendix B for the definition and reconciliation of this measure to Total vessel revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Voyage expenses from continuing operations for our fleet decreased to $0.2 million in the three months ended June 30, 2025, from $0.6 million in the same period in 2024. This decrease of $0.4 million was mainly associated with decreased bunkers consumption costs of $0.3 million in the three months ended June 30, 2025, as compared to the same period in 2024.

The decrease in vessel operating expenses from continuing operations by $0.3 million to $2.0 million in the three months ended June 30, 2025, from $2.3 million in the same period in 2024, mainly reflects the decrease in the Ownership Days of our fleet to 377 days in the three months ended June 30, 2025, from 455 days in the corresponding period in 2024 due to the spin-off of M/T Wonder Mimosa on April 14, 2025.

Management fees from continuing operations decreased to $0.4 million in the three months ended June 30, 2025, from $0.5 million in the same period in 2024, reflecting the decrease in the Ownership Days of our fleet, and offset by the increase in management fees from $1,039 per vessel per day to $1,071 per vessel per day effective July 1, 2024, under the terms of the amended and restated master management agreement between the Company, the Company’s ship owning subsidiaries and Castor Ships S.A.

The decrease in depreciation expenses from continuing operations by $0.2 million to $0.9 million in the three month period ended June 30, 2025 from $1.1 million in the same period in 2024, mainly reflects the decrease in the Ownership Days of our fleet. Dry-dock amortization charges  from continuing operations amounted to $0.1 million for each of the three-month periods ended June 30, 2025 and 2024. LPG carrier Dream Terrax and LPG carrier Dream Arrax each completed its scheduled dry-dock in second quarter of 2025.

General and administrative expenses from continuing operations in the three months ended June 30, 2025, amounted to $1.6 million, whereas, in the same period of 2024, general and administrative expenses totaled $2.4 million.  This decrease is mainly associated with the stock based compensation cost for non-vested shares granted under our Equity Incentive Plan amounting to $0.8 million and $1.4 million for the six months ended June 30 ,2025 and 2024 respectively.

Interest and finance costs, net, from continuing operations amounted to $(1.2) million in the three months ended June 30, 2025, whereas, in the same period of 2024, interest and finance costs, net amounted to $(2.1) million. This variation is mainly due to the decrease in interest income we earned from our time and cash deposits due to decreased average cash balances during the three months ended June 30, 2025, as compared with the same period of 2024.

Recent Financial Developments Commentary:

Equity update

On July 15, 2025, the Company paid to Castor a dividend amounting to $0.4 million on its 1.00% Series A Fixed Rate Cumulative Perpetual Convertible Preferred Shares (the “Series A Preferred Shares”) for the period from April 15, 2025 to July 14, 2025.

Tender offer

On July 10, 2025, we commenced a tender offer to purchase up to 4,500,000 of our common shares, using funds available from cash and cash equivalents on hand, at a price of $2.75 per share. The tender offer expired at the end of the day, 5:00 P.M., Eastern Time, on August 7, 2025. The Board of Directors determined that it was in the our best interest to repurchase shares at such time given our cash position and stock price. Based on the final count by the depositary for the tender offer, 20,344 shares, were properly tendered and not properly withdrawn prior to expiration of the tender offer. We accepted all of these shares for purchase in accordance with the terms of the tender offer at a price of $2.75 per share, net to the seller in cash, less any applicable withholding taxes and without interest, for an aggregate cost of approximately $0.1 million excluding fees relating to the tender offer.

As of October 1, 2025, we had 19,073,509 common shares issued and outstanding.

Liquidity/ Financing/Cash flow update

Our consolidated cash position increased by $77.5 million, from $37.2 million as of December 31, 2024, to $114.7 million as of June 30, 2025. During the six months ended June 30, 2025, our cash position increased mainly as a result of $94.9 million of net investing cash flows provided from continuing operations, mainly reflecting the proceeds from repayment of the $100.0 million plus $0.4 million of interest related to the senior term loan facility to Castor, as offset by $5.4 million reflecting the advance deposit for the acquisition of the M/T Wonder Altair which was delivered to the Company on July 11, 2025. These inflows were partially offset by (i) $6.5 million of net operating cash flows used in continuing operations and (ii) $11.1 million of net financing cash flows used in continuing operations, including the capital contribution of $10.4 million to Robin in connection to the Robin Spin-Off and payment to Castor of a dividend on the Series A Preferred Shares for the period from October 15, 2024 to April 14, 2025, amounting to $0.7 million.

Recent Business Developments Commentary:

On July 15, 2025, the Company received from Castor a dividend from the Castor Series D Preferred Shares, amounting to $1,250,000 for the dividend period from April 15, 2024 to July 14, 2025.

On July 15, 2025, the Company received from Robin a dividend from the Robin Series A Preferred Shares, amounting to $125,000 for the dividend period from April 15, 2025 to July 14, 2025.

Toro’s investment in Castor through purchase of 60,000 Series E Preferred shares

On September 29, 2025, the Company agreed to purchase 60,000 Series E Cumulative Perpetual Convertible Preferred shares (the “Series E Preferred Shares) of Castor having a stated amount of $1,000 each for a total consideration of $60 million, in cash. The distribution rate of the Series E Preferred Shares is 8.75%, paid quarterly, and they are convertible into common shares of Castor from the first anniversary of the issue date at a conversion price equal to the 5-day value weighted average price immediately preceding the conversion, subject to a minimum conversion price of $0.30. Castor may at its option redeem the Series E Preferred Shares, in whole or in part, at any time, on or after October 30, 2025, for a cash consideration equal to 100% of the stated amount plus any accrued and unpaid distributions up until that date. This transaction and its terms were approved by the board of directors of Castor and Toro at the recommendation of their respective independent committees who negotiated the transaction.

Vessel acquisition

On September 19, 2025, the Company, through a wholly owned subsidiary, entered into an agreement with an unaffiliated third-party to acquire a 2014-built MR(MR2 class) tanker vessel, the M/T Wonder Maia, for a purchase price of $30.3 million. The M/T Wonder Maia was delivered to the Company on September 29, 2025. On September 24, 2025, the Company paid deposit to the vessel’s seller amounting to $3.0 million, or 10% of the purchase price of the vessel, and the balance of $27.3 million is payable upon delivery of the vessel.

Vessel sales

On July 10, 2025, we entered into an agreement with a wholly owned subsidiary of Robin, for the sale of the LPG carrier Dream Syrax, at a price of $18.0 million. The vessel was delivered to its new owner on September 3, 2025.

On September 16, 2025, we entered into an agreement with a wholly owned subsidiary of Robin, for the sale of the LPG carrier Dream Terrax, at a price of $20.0 million. The vessel was delivered to its new owner on September 25, 2025.

Fleet Employment Status (as of October 1, 2025): During the three months ended June  30, 2025, we operated on average 4.1 vessels earning a Daily TCE Rate(1) of $11,492 as compared to an average of 5.0 vessels earning a Daily TCE Rate(1) of $11,268 during the same period in 2024. Our employment profile as of October 1, 2025 is presented immediately below.

 (1) Daily TCE Rate is not a recognized measure under U.S. GAAP. Please refer to Appendix B for the definition and reconciliation of this measure to Total vessel revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

LPG Carriers
Name	Type	DWT	Year Built	Country of Construction	Type of Employment	Gross Charter Rate	Estimated Redelivery Date
							Earliest	Latest
Dream Arrax	LPG carrier 5,000 cbm	4,753	2015	Japan	Time Charter period(1)	$335,000 per month	Apr-26	May-26
Dream Vermax	LPG carrier 5,000 cbm	5,155	2015	Japan	Time Charter period(2)	$354,500 per month	Mar-26	Apr-27
MR (Handysize/MR2) Tanker
Name	Type	DWT	Year Built	Country of Construction	Type of Employment	Gross Charter Rate	Estimated Redelivery Date
							Earliest	Latest
M/T Wonder Altair	MR2	50,303	2021	China	Time Charter period(3)	$17,675 per day	Nov-25	Feb-26
M/T Wonder Maia(4)	MR2	50,880	2014	South Korea	Time Charter period	$22,800 per day	Mar-26	May-26

(1)
The vessel has been fixed under a time charter period contract of twelve months starting from May 2024, at $323,000 per month plus twelve months at $335,000 per month at the charterer’s option. The charterer exercised this option, effective from May 14, 2025.

(2)
The vessel has been fixed under a time charter period contract of twelve months starting from March 2024, at $318,000 per month plus twelve months at the charterer’s option at a rate to be mutually agreed between us and the charterer. On January 22, 2025, it was agreed between us and the charterer that from March 22, 2025 until March 22, 2026 (plus or minus thirty days in charterer’s option), the rate is increased to $354,500 per month, plus twelve months at the charterer’s option (plus or minus thirty days in charterer’s option) . The rate for the optional period will be increased at a rate to be mutually agreed between us and the charterer.

(3)
On September 24, 2025, the vessel has been fixed under a new time charter period contract of twelve months (plus or minus forty days in charterer’s option) at $20,600 per day. The new time charter will commence upon expiration of the current time charter.

(4)
On September 19, 2025, we, through a wholly owned subsidiary, entered into an agreement to acquire the M/T Wonder Maia, for a purchase price of $30.3 million. The vessel was delivered to us on September 29, 2025. On September 24, 2025, the Company paid deposit to the vessel’s seller amounting to $3.0 million, or 10% of the purchase price of the vessel, and the balance of $27.3 million is payable upon delivery of the vessel.

Financial Results (Continuing Operations) Overview:

Set forth below are selected financial and operational data of our MR (Handysize/MR2) tanker and LPG carrier segments for each of the three months and six months ended June 30, 2025 and 2024, respectively:

	Three Months Ended		Six Months Ended
(Expressed in U.S. dollars)	June 30, 2025 (unaudited)	June 30, 2024 (unaudited)	June 30, 2025 (unaudited)	June 30, 2024 (unaudited)
Total vessel revenues	$4,058,041	$5,427,782	$9,596,953	$11,847,244
Operating loss	$(1,160,506)	$(1,548,136)	$(2,761,003)	$(1,774,186)
Net income and comprehensive income	$1,428,578	$1,142,402	$2,911,314	$3,540,034
EBITDA(1)	$1,273,433	$233,262	$2,229,060	$1,795,924
Earnings/(Loss) per common share, basic	$0.0151	$0.0017	$0.0336	$(0.0121)
Earnings/(Loss) per common share, diluted	$0.0157	$0.0233	$0.0326	$(0.0121)

(1)        EBITDA is not recognized measure under U.S. GAAP. Please refer to Appendix B of this release for the definition and reconciliation of this measure to Net income, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Consolidated Fleet Selected Financial and Operational Data (Continuing Operations):

Set forth below are selected financial and operational data of our MR (Handysize/MR2) tanker and LPG carrier segments for each of the three and six months ended June 30, 2025 and 2024, respectively, that we believe are useful in analyzing trends in our results of operations.

	Three Months Ended June 30,		Six Months Ended June 30,
(Expressed in U.S. dollars except for operational data)	2025	2024	2025	2024
Ownership Days(1)(7)	377	455	827	910
Available Days(2)(7)	335	429	781	884
Operating Days(3)(7)	335	429	781	884
Daily TCE Rate(4)	$11,492	$11,268	$11,485	$12,184
Fleet Utilization(5)	100%	100%	100%	100%
Daily vessel operating expenses(6)	$5,243	$5,067	$5,500	$5,007

(1)	Ownership Days are the total number of calendar days in a period during which we owned a vessel.
(2)	Available Days are the Ownership Days in a period less the aggregate number of days our vessels are off-hire due to scheduled repairs, dry-dockings or special or intermediate surveys.
(3)	Operating Days are the Available Days in a period after subtracting unscheduled off-hire and idle days.
(4)
Daily TCE Rate is not a recognized measure under U.S. GAAP. Please refer to Appendix B for the definition and reconciliation of this measure to Total vessel revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

(5)	Fleet Utilization is calculated by dividing the Operating Days during a period by the number of Available Days during that period.
(6)	Daily vessel operating expenses are calculated by dividing vessel operating expenses for the relevant period by the Ownership Days for such period.
(7)	Our definitions of Ownership Days, Available Days, Operating Days, Fleet Utilization may not be comparable to those reported by other companies.

APPENDIX A

TORO CORP.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(Expressed in U.S. Dollars—except for number of share data)

(In U.S. dollars except for number of share data)	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
REVENUES
Time charter revenues	3,576,426	3,338,751	7,528,174	6,516,885
Voyage charter revenues	—	548,514	—	1,310,662
Pool revenues	481,615	1,540,517	2,068,779	4,019,697
Total vessel revenues	$4,058,041	$5,427,782	$9,596,953	$11,847,244
EXPENSES
Voyage expenses (including commissions to related party)	(208,186)	(593,937)	(626,994)	(1,076,661)
Vessel operating expenses	(1,976,589)	(2,305,618)	(4,548,328)	(4,556,408)
General and administrative expenses (including related party fees)	(1,569,884)	(2,440,602)	(3,955,945)	(4,698,176)
Management fees - related parties	(438,039)	(472,745)	(919,989)	(945,490)
Depreciation and amortization	(1,025,849)	(1,163,016)	(2,306,700)	(2,319,326)
Provision for doubtful accounts	—	—	—	(25,369)
Operating loss	$(1,160,506)	$(1,548,136)	$(2,761,003)	$(1,774,186)
Interest and finance costs, net (1)	1,180,994	2,072,156	2,988,954	4,085,933
Other expenses, net(2)	37,257	(13,563)	62,530	(13,105)
Dividend income from related party	1,370,833	631,945	2,620,833	1,263,889
Income taxes	—	—	—	(22,497)
Net income and comprehensive income from continuing operations, net of taxes	$1,428,578	$1,142,402	$2,911,314	$3,540,034
Net (loss)/income and comprehensive (loss)/income from discontinued operations, net of taxes	$(1,594)	$(15,633)	$100,766	$19,714,094
Net income and comprehensive income	$1,426,984	$1,126,769	$3,012,080	$23,254,128
Dividend on Series A Preferred Shares	(353,889)	(353,889)	(703,889)	(707,778)
Deemed dividend on Series A Preferred Shares	(786,823)	(758,322)	(1,557,952)	(1,509,700)
Net income attributable to common shareholders	$286,272	$14,558	$750,239	$21,036,650
Earnings/(Loss) per common share, basic, continuing operations	$0.0151	$0.0017	$0.0336	$(0.0121)
Earnings/(Loss) per common share, diluted, continuing operations	$0.0157	$0.0233	$0.0326	$(0.0121)
(Loss)/Earnings per common share, basic, discontinued operations	$(0.0001)	$(0.0009)	$0.0057	$1.1319
(Loss)/Earnings per common share, diluted, discontinued operations	$(0.0001)	$(0.0009)	$0.0011	$1.1319
Earnings per common share, basic, total	$0.0150	$0.0008	$0.0393	$1.1198
Earnings per common share, diluted, total	$0.0156	$0.0224	$0.0337	$1.1198
Weighted average number of common shares outstanding, basic:	17,742,424	17,094,130	17,698,383	17,416,746
Weighted average number of common shares outstanding, diluted:	90,643,352	49,020,657	88,983,383	17,416,746

(1)	Includes interest and finance costs and interest income (including interest income from related party), if any.

(2)	Includes aggregated amounts for foreign exchange gains/(losses), gain/(loss) on equity securities and other income, as applicable in each period.

TORO CORP.
Unaudited Condensed Consolidated Balance Sheets
(Expressed in U.S. Dollars—except for number of share data)

	June 30, 2025	December 31, 2024
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$114,666,571	$37,193,010
Due from related parties	5,181,873	6,072,800
Loan to related party, current	—	10,364,205
Other current assets	1,667,013	1,149,269
Current assets of discontinued operations	449,807	495,003
Total current assets	121,965,264	55,274,287

NON-CURRENT ASSETS:
Vessels, net	64,062,767	72,767,793
Advances for vessels acquisition	5,442,500	—
Due from related parties	1,201,959	1,590,501
Investment in related party	127,151,902	100,687,500
Loan to related party, non-current	—	90,000,000
Other non-currents assets	6,435,529	6,087,103
Total non-current assets	204,294,657	271,132,897
Total assets	326,259,921	326,407,184

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Due to related parties	342,221	338,333
Other current liabilities	4,197,872	2,737,462
Current liabilities of discontinued operations	1,569,771	1,619,763
Total current liabilities	6,109,864	4,695,558

NON-CURRENT LIABILITIES:
Total non-current liabilities	—	—
Total liabilities	6,109,864	4,695,558

MEZZANINE EQUITY:
1.00% Series A fixed rate cumulative perpetual convertible preferred shares: 140,000 shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively, aggregate liquidation preference of $140,000,000 as June 30, 2025 and December 31, 2024, respectively.	124,223,771	122,665,819
Total mezzanine equity	124,223,771	122,665,819

SHAREHOLDERS’ EQUITY:
Common shares, $0.001 par value: 3,900,000,000 shares authorized; 19,093,853 issued and outstanding as of June 30, 2025 and December 31, 2024, respectively.	19,094	19,094
Preferred shares, $0.001 par value: 100,000,000 shares authorized; Series B preferred shares: 40,000 shares issued and outstanding as of June 30, 2025 and December 31, 2024 , respectively.	40	40
Additional paid-in capital	54,735,464	58,605,224
Retained Earnings	141,171,688	140,421,449
Total shareholders’ equity	195,926,286	199,045,807
Total liabilities, mezzanine equity and shareholders’ equity	$326,259,921	$326,407,184

TORO CORP.
Unaudited Condensed Consolidated Statements of Cash Flows

(Expressed in U.S. Dollars)	Six Months Ended June 30,
	2025	2024
Cash Flows (used in)/provided by Operating Activities of continuing operations:
Net income	$3,012,080	$23,254,128
Less: Net income from discontinued operations, net of taxes	(100,766)	(19,714,094)
Net income from continuing operations, net of taxes	2,911,314	3,540,034
Adjustments to reconcile net income from continuing operations to net cash (used in)/provided by Operating activities:
Depreciation and amortization	2,306,700	2,319,326
Provision for doubtful accounts	—	25,369
Stock based compensation cost	1,769,877	2,617,519
Straight line amortization of hire	(64,412)	—
Unrealized (gain)/loss on equity securities	(51,453)	20,144
Realized loss on sale of equity securities	—	770

Changes in operating assets and liabilities:
Accounts receivable trade, net	(657,046)	776,255
Inventories	(2,544)	(41,108)
Due from/to related parties	(12,095,124)	76,798
Prepaid expenses and other assets	(957,872)	699,902
Accounts payable	933,457	(269,899)
Accrued liabilities	501,999	223,883
Deferred revenue	26,000	549,643
Dry-dock costs paid	(1,108,565)	(188,753)
Net Cash (used in)/provided by Operating Activities from continuing operations	(6,487,669)	10,349,883

Cash flow (used in)/provided by Investing Activities of continuing operations:
Vessel acquisitions and other vessel improvements	—	(32,610)
Advances for vessel acquisition	(5,442,500)	—
Loan to related party	100,364,204	—
Purchase of equity securities	—	(3,073,093)
Proceeds from sale of equity securities	—	68,234

Net cash provided by/(used in) Investing Activities from continuing operations	94,921,704	(3,037,469)

Cash flows (used in)/provided by Financing Activities of continuing operations:
Payment of Dividend on Series A Preferred Shares	(700,000)	(700,000)
Payment for repurchase of common shares	—	(3,728,008)
Cash contribution related to Spin-Off	(10,356,450)	—
Net cash used in Financing Activities from continuing operations	(11,056,450)	(4,428,008)

Cash flows of discontinued operations:
Net cash provided by Operating Activities from discontinued operations	94,908	3,490,003
Net cash provided by Investing Activities from discontinued operations	—	32,488,070
Net cash used in Financing Activities from discontinued operations	—	(5,257,200)
Net cash provided by discontinued operations	94,908	30,720,873

Net increase in cash and cash equivalents	77,472,493	33,605,279
Cash and cash equivalents at the beginning of the period	37,197,848	155,585,401
Cash and cash equivalents at the end of the period	$114,670,341	$189,190,680

APPENDIX B

Non-GAAP Financial Information

Daily Time Charter Equivalent (“TCE”) Rate. The Daily Time Charter Equivalent Rate (“Daily TCE Rate”), is a measure of the average daily revenue performance of a vessel. The Daily TCE Rate is not a measure of financial performance under U.S. GAAP (i.e., it is a non-GAAP measure) and should not be considered as an alternative to any measure of financial performance presented in accordance with U.S. GAAP. We calculate Daily TCE Rate by dividing total revenues (time charter and/or voyage charter revenues, and/or pool revenues, net of charterers’ commissions), less voyage expenses, by the number of Available Days during that period. Under a time charter, the charterer pays substantially all the vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time or other charter, during periods of commercial waiting time or while off-hire during dry-docking or due to other unforeseen circumstances. Under voyage charters, the majority of voyage expenses are generally borne by us whereas for vessels in a pool, such expenses are borne by the pool operator. The Daily TCE Rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance and, management believes that the Daily TCE Rate provides meaningful information to our investors because it compares daily net earnings generated by our vessels irrespective of the mix of charter types (e.g., time charter, voyage charter, pools) under which our vessels are employed between the periods while it further assists our management in making decisions regarding the deployment and use of our vessels and in evaluating our financial performance. Our calculation of the Daily TCE Rates may be different from and may not be comparable to that reported by other companies.

The following table reconciles the calculation of the Daily TCE Rate for our fleet (continuing operations) to Total vessel revenues, the most directly comparable U.S. GAAP financial measure, for the periods presented (amounts in U.S. dollars, except for Available Days):

	Three Months Ended June 30,		Six Months Ended June 30,
(In U.S. dollars, except for Available Days)	2025	2024	2025	2024
Total vessel revenues	$4,058,041	$5,427,782	$9,596,953	$11,847,244
Voyage expenses including commissions to related party	(208,186)	(593,937)	(626,994)	(1,076,661)
TCE revenues	$3,849,855	$4,833,845	$8,969,959	$10,770,583
Available Days	335	429	781	884
Daily TCE Rate	$11,492	$11,268	$11,485	$12,184

EBITDA. EBITDA is not a measure of financial performance under U.S. GAAP, does not represent and should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. We define EBITDA as earnings before interest and finance costs (if any), net of interest income, taxes (when incurred), depreciation and amortization of deferred dry-docking costs. EBITDA is used as a supplemental financial measure by management and external users of financial statements to assess our operating performance. We believe that EBITDA assists our management by providing useful information that increases the comparability of our operating performance from period to period and against the operating performance of other companies in our industry that provide EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including EBITDA as a measure of operating performance benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength. EBITDA as presented below may be different from and may not be comparable to similarly titled measures of other companies. The following table reconciles EBITDA to Net Income from continuing operations, the most directly comparable U.S. GAAP financial measure, for the periods presented:

Reconciliation of EBITDA to Net Income

	Three Months Ended June 30,		Six Months Ended June 30,
(In U.S. dollars)	2025	2024	2025	2024
Net Income from continuing operations, net of taxes	$1,428,578	$1,142,402	$2,911,314	$3,540,034
Depreciation and amortization	1,025,849	1,163,016	2,306,700	2,319,326
Interest and finance costs, net(1)	(1,180,994)	(2,072,156)	(2,988,954)	(4,085,933)
US source income taxes	—	—	—	22,497
EBITDA	$1,273,433	$233,262	$2,229,060	$1,795,924

(1)	Includes interest and finance costs and interest income, if any.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. We are including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intend”, “estimate”, “forecast”, “project”, “plan”, “potential”, “will”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of current or historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these forward-looking statements, including these expectations, beliefs or projections. In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward‐looking statements include generally: the effects of our spin-off from Castor Maritime Inc., the effects of the Robin Spin-Off, our business strategy, expected capital spending and other plans and objectives for future operations, including our ability to expand our business as a new entrant to the tanker and liquefied petroleum gas shipping industry, market conditions and trends, including volatility and cyclicality in charter rates (particularly for vessels employed in the spot voyage market or pools), factors affecting supply and demand for vessels, such as fluctuations in demand for and the price of the products we transport, fluctuating vessel values, changes in worldwide fleet capacity, opportunities for the profitable operations of vessels in the segments of the shipping industry in which we operate and global economic and financial conditions, including interest rates, inflation and the growth rates of world economies, our ability to realize the expected benefits of vessel acquisitions or sales and the effects of any change in our fleet’s size or composition, increased transactions costs and other adverse effects (such as lost profit) due to any failure to consummate any sale of our vessels, our future financial condition, operating results, future revenues and expenses, future liquidity and the adequacy of cash flows from our operations, our relationships with our current and future service providers and customers, including the ongoing performance of their obligations, dependence on their expertise, compliance with applicable laws, and any impacts on our reputation due to our association with them, the availability of debt or equity financing on acceptable terms and our ability to comply with the covenants contained in agreements relating thereto, in particular due to economic, financial or operational reasons, our continued ability to enter into time charters, voyage charters or pool arrangements with existing and new customers and pool operators and to re-charter our vessels upon the expiry of the existing charters or pool agreements, any failure by our contractual counterparties to meet their obligations, changes in our operating and capitalized expenses, including bunker prices, dry-docking, insurance costs, costs associated with regulatory compliance and costs associated with climate change, our ability to fund future capital expenditures and investments in the acquisition and refurbishment of our vessels (including the amount and nature thereof and the timing of completion thereof, the delivery and commencement of operations dates, expected downtime and lost revenue), instances of off-hire, fluctuations in interest rates and currencies, including the value of the U.S. dollar relative to other currencies, any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity breach, existing or future disputes, proceedings or litigation, future sales of our securities in the public market, our ability to maintain compliance with applicable listing standards or the delisting of our common shares, volatility in our share price, potential conflicts of interest involving members of our board of directors, senior management and certain of our service providers that are related parties, general domestic and international political conditions, such as political instability, events or conflicts (including armed conflicts, such as the war in Ukraine and the conflict in the Middle East), acts of piracy or maritime aggression, such as recent maritime incidents involving vessels in and around the Red Sea, sanctions, “trade wars” (including the imposition of tariffs) and potential governmental requisitioning of our vessels during a period of war or emergency, global public health threats and major outbreaks of disease, any material cybersecurity incident, changes in seaborne and other transportation, including due to the maritime incidents in and around the Red Sea, fluctuating demand for tanker and LPG carriers and/or disruption of shipping routes due to accidents, political events, international sanctions, international hostilities and instability, piracy, smuggling or acts of terrorism, changes in governmental rules and regulations or actions taken by regulatory authorities, including changes to environmental regulations applicable to the shipping industry and to vessel rules and regulations, as well as changes in inspection procedures and import and export controls, inadequacies in our insurance coverage, developments in tax laws, treaties or regulations or their interpretation in any country in which we operate and changes in our tax treatment or classification, the impact of climate change, adverse weather and natural disasters, accidents or the occurrence of other unexpected events, including in relation to the operational risks associated with transporting LPG, crude oil and/or refined petroleum products and any other factors described in our filings with the SEC.

The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward‐looking statements as a result of developments occurring after the date of this communication, except to the extent required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all or any of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these foregoing and other risks and uncertainties. These factors and the other risk factors described in this press release are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.

CONTACT DETAILS
For further information please contact:

Investor Relations
Toro Corp.
Email: ir@torocorp.com